Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Synovus Financial Corp.
Commission File No.: 001-10312
Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225
Date: July 25, 2025

The following transcript of the joint conference call by Pinnacle Financial Partners, Inc. and Synovus Financial Corp. was made available on July 24, 2025:

Pinnacle-Synovus Merger Conference Call
July 24, 2025
5:30pm ET

Operator

Good afternoon, ladies and gentlemen. Welcome to today’s conference call to discuss the All-Stock Transaction of Pinnacle Financial Partners and Synovus Financial Corp. At this time, all participants are in a listen-only mode. The call will be open for analyst questions following the presentation, and instructions will be given at that time. This call is being recorded, and a press release and slide presentation regarding today’s news are available on the Investor Relations section of each company’s website at investors.pnfp.com and investors.synovus.com.

As provided on Slides 2 through 4, any forward-looking statements made during today’s conference call are given in the context of today only and are subject to important risks, as described in the presentation, actual results and events could differ materially from those discussed here. Please also refer to the additional information discussed on Slides two through 4, as well as in the SEC filings and joint press release for both companies.

Turning to Slide 5, on today’s call, you will hear from Terry Turner, President and Chief Executive Officer of Pinnacle; Kevin Blair, Chairman, Chief Executive Officer and President of Synovus; Jamie Gregory, Chief Financial Officer of Synovus; and Harold Carpenter, Chief Financial Officer of Pinnacle, will also join us for the Q&A session.

I will now turn the call over to Terry Turner, President and Chief Executive Officer of Pinnacle.

Terry Turner

Thank you, and good afternoon, everyone. With me here in Nashville, I’ve got Harold Carpenter, my long-time partner and CFO; Jamie Gregory, my new partner and CFO; and Kevin Blair, my great friend and the CEO of the new Pinnacle. We appreciate you joining us.

I am so excited to announce that Pinnacle and Synovus have entered into a definitive agreement to combine in an all-stock transaction. action. By doing this, we’re creating the highest performing commercial bank focused on the best markets in the highest growth region in the country. We’ll operate under the Pinnacle Financial Partners and Pinnacle Bank name and brand. Kevin and Jamie and I have all been friends for a number of years. I’ve long admired Kevin and Jamie and the Synovus franchise. The intent here is to leverage Synovus has highly experienced team and their vast presence across the fastest growing markets in the southeast to extend the reach of Pinnacle’s proven operating model.

We’ve been through a long few days having to stand on the sidelines while rumors swirled and stocks traded wildly. My guess is we owe most of the folks on this call and apology we just weren’t in a position to answer the calls or return the messages. But, thankfully, we’re finally in a position to walk you through what I believe is one of the most compelling bank transactions that I’ve seen in a very long time.

As you can see on Slide 6, the combined company will have even greater scale with $116 billion in total assets, $81 billion in total loans, and $95 billion in total deposits. The deal will deliver 21% EPS accretion with a 2.5-year tangible book value earned back to our shareholders. And even with what I view to be a very modest no regrets expense synergy case, we’ll generate strong returns for our shareholders with an estimated 2027 return on average assets of almost 1.4% and a return on tangible common equity of 18%.

Critically, we’ll deliver these returns while continuing to invest in the rapid recruitment high growth that defines the Pinnacle and Synovus models, which leads us to Slide 7, which is honestly what excites me the most. Among bank stocks, it can be difficult to find names that produce strong growth with strong risk discipline.

You can see here that we’ve both been high growth players and expect to continue as top quartile growers going forward. I have tremendous admiration for what Kevin and Jamie and the Synovus team have delivered. And as you can see, Pinnacle and Synovus are at the top of the table across any measure of long-term success. Both firms have delivered double-digit EPS CAGRs over the last decade off of strong revenue growth. We expect to continue delivering top quartile revenue and net income growth with strong risk discipline.

The combined company is positioned to win in the most attractive and high growth markets in the U.S., together with our projected household growth of 4.6%, that’s 170% of the national average and it’s higher than any of our peers. We turbo charge this market growth by relying on an engaged workforce and we do that by being the best places for best bankers to work. As you know, I’m not used to being number two, but Synovus and Pinnacle are numbers one and two in Glassdoor ratings for employee satisfaction and we both are regularly acknowledged as great places to work.

This makes our clients raving fans. We have Net Promoter Scores of number three and number six among the top 50 banks, largest banks in the country. And of course, my deal with Kevin is that he’ll get it up to number one. Collectively, Pinnacle and Synovus’ received a total of 45 Coalition Greenwich Best Bank Awards in 2025 for our leadership in small business and middle market banking. That’s going to be hard to beat.

As I mentioned earlier, the combined company will adopt Pinnacle’s unique compensation model that ensures total alignment across the whole franchise. This model incentivizes associates to work together to support revenue and EPS growth to the metrics most closely tied to total shareholder returns. This emphasis on growth is expected to enable the combined company to continue attracting and retaining the strongest, most client focused professionals in the region.

Turning to Slide 8, who wouldn’t be envious of our high growth footprint, peer leading associate engagement, fastest growing markets in the U.S., and unmatched client satisfaction. You can see the pro forma figures I just mentioned as compared to nine of our closest competitors. As this slide shows, we have enormous room to grow by bringing the strengths of our two firms together. Our market footprint will have the highest projected household growth among peers. We’ll have the most efficient branch network.

Our teams will be the most energized and engaged according to the Glassdoor average employee satisfaction scores. And we’ll have unmatched customer satisfaction according to the J.D. Power stats. So that’s what supports the assertion that we’ll be creating the Southeast Growth Champion.

Turning to the transaction highlights on Slide 9, under the terms of the all-stock transaction, which has been unanimously approved by both Boards of Directors, the shares of Synovus and Pinnacle Shareholders will be converted into shares of a new Pinnacle parent company based on a fixed exchange ratio of 0.5237 Synovus shares per Pinnacle share. This exchange ratio represents a Synovus per share value of $61.18, a transaction value of $8.6 billion, and an approximate 10% premium to Synovus on an unaffected basis as of July 21st.

Following the close of the transaction, Synovus shareholders loan approximately 48.5% and Pinnacle shareholders loan approximately 51.5% of the combined company. The combined company will operate under the Pinnacle Financial Partners and the Pinnacle Bank name and brand. Pinnacle Financial Partners common stock will trade on the New York Stock Exchange under the ticker symbol PNFP.

Pinnacle Financial Partners corporate headquarters will be located in Atlanta, Georgia, my birthplace. And Pinnacle Bank headquarters will be in Nashville, Tennessee. As some of you know, I grew up in Atlanta and I’m a proud Georgia Tech alum.

We have proven leaders of more than 120 years of combined experience in the financial services industry and have successfully executed a number of significant transactions. We will adopt the Pinnacle operating model of empowered geographic leaders supported by strong central functions and business lines and our unique compensation model to ensure alignment.

Synovus’ management team has significant experience in leadership positions at larger financial institutions in critical areas including enterprise risk, compliance, finance, technology and operations, favorably positioned in the combined company to transition to a $100 billion plus asset institution.

Upon close of the transaction, I’ll become Chairman of the combined company’s Board of Directors. Kevin Blair will serve as CEO, he is, in my opinion, one of the best and brightest leaders in this field. I’m also fortunate that he’s a great friend, and I’m convinced that we have the right person to lead the combined company going forward. Jamie Gregory will serve as CFO. Rob McCabe, who’s the Chairman of Pinnacle, will become the Vice Chairman and Chief Banking Officer of the new combined company.

The combined company’s Board mix will comprise 15 Directors, eight of whom will be from Pinnacle Board, seven of whom will be from the Synovus Board. The transaction is expected to close in the first quarter of 2026, subject to the receipt of required regulatory approvals, approval by Pinnacle and Synovus shareholders, and the satisfaction of other customary closing conditions.

Importantly, I’d like to note that Pinnacle and Synovus have a strong track record of making significant positive impacts on our communities, and we fully intend to maintain that commitment after the transaction closes. The combined company will offer significant employment commitments to Nashville, Atlanta, and Columbus, while continuing strong community development and charity support across our entire footprint.

Turning to Slide 10, we are completely aligned. Let me say that one more time, we are completely aligned. Will Rogers once said, everybody serves a useful purpose, even if it’s just to be a bad example. We’ve studied MOEs, there are some where they work spectacularly, and some where they fail catastrophically. One thing’s clear, the decisive factor is whether the organization makes the critical decisions upfront, so they can go to market with a united strategy and operating model, and that’s exactly what we’ve done.

We’ve gone into this, determined to make the hard decisions before we announce the deal, and that’s what you see. We’re adopting our operating model while Synovus’ significant investment LFI readiness. We’re adopting our compensation philosophy to ensure that all our employees are completely aligned. As you see, we have complete clarity on leadership and headquarters.

So, with that, I’m going to turn it over to Kevin to walk you through the specifics of the strategy and why we believe we’re positioned to win.

Kevin Blair

Thank you, Terry. And I’m on Slide 11. Terry has already referenced the strongest footprint in banking. This is a strategic expansion, not a market consolidation. The merger creates a complementary footprint that fits together like puzzle pieces. It expands across high growth markets and positions us for sustained success. It also allows us to concentrate our resources in top tier growth markets.

Our footprint is concentrated with the strongest momentum with a 5-year household growth rate of 4.6%, the best amongst our peers and 2 times the national average, placing us in the path of population and business expansion, which will allow us to continue to deliver outsized growth. It also enhances our geographic diversification, broadening our asset base across more states and, therefore, reducing overall concentration risk.

It is a merger which has minimal disruption and maximum impact. We’re expanding without displacing. Local market leadership and community relationships remain intact. Together, we are building scale across this highly competitive Southeast marketplace, boosting brand awareness and market density and core growth to corridors, with the pro forma company holding 3.2% of the Southeastern deposit share.

Going to Slide 12, I think we are two high performing institutions with one powerful future. Our belief in the success of this merger is grounded in a decade of strong results and proven execution from both companies with both Synovus and Pinnacle having delivered top tier earnings and total shareholder returns.

Driving the results are two performance driven cultures, which with a shared commitment to operational excellence, risk, discipline and long-term value creation, which sets the foundation for continued outperformance. Ultimately, this provides us with a compounding advantage as we bring together complementary capabilities and leadership teams that have already proven they can deliver results, now with greater scale and greater reach.

Going to Slide 13, we have a shared strategy and unified commitment. Both companies are grounded in the service profit chain. We’re engaged team members and loyal clients drive and fuel sustainable profitable growth. We remain committed to being the preferred destination for both employees and clients preserving the culture and the values that have made each institution successful.

These shared principles are not just cultural, they’re performance drivers, forming a bedrock of our ability to consistently deliver top quartile financial results. We will not waver from these core beliefs. They are central to our identity and our future. And most importantly, we will measure our success rigorously and hold ourselves collectively accountable to maintain and elevate the strong results both companies have achieved.

Moving to Slide 14, as Terry mentioned, we have a geographic focus and we’ve adopted the model. Both companies today operate with a geographic focused banking model, emphasizing local market expertise and relationship driven growth. At Synovus, we are fully aligning our model under the leadership of Rob McCabe to drive greater connectivity, market coverage and expansion. Core banking services across commercial consumer and wealth segments will be delivered through six regional market executives, each a proven leader with a track record of success.

Both companies bring distinct specialty businesses with minimal overlap, creating an additive platform that enhances our geographic model, diversifies revenue streams and strengthens our ability to serve clients both regionally and nationally. This structure results in minimal disruption, doubles down on local, enables us to scale with precision, deepen client relationships and compete more effectively across all of our high growth markets.

Moving to Slide 15. We hold a top five market share in 11 of the 16 MSAs listed in our combined footprint, demonstrating a strong foundation for continued growth. In overlapping markets, we are well positioned to expand share through scale, brand strength, and deeper client relationships. Both companies have a demonstrated track record of taking share in competitive markets. This merger amplifies that momentum. Despite our strong starting position, there remains significant headroom to continue to increase penetration and deepen market density across our footprint.

Moving to Slide 16, we have minimal overlap with maximum opportunity. Approximately 50% of total deposits are in non-overlapping markets with only 6% of pro forma deposits in markets where both companies have a similar presence, which is largely in South Carolina. This reinforces the low integration disruption risk and underscores that this is a market expansion strategy, not a consolidation play.

Moving to Slide 17. Over the past six slides, I’ve shared our perspective and our performance. Now hear directly from the people who matter most, our clients. Commercial client satisfaction according to the Greenwich surveys, both Pinnacle and Synovus are recognized as number one or best in class for overall satisfaction, trust, and ease of doing business.

In the J.D. Power Consumer Banking Survey, Pinnacle ranks number four and Synovus number six in client loyalty amongst the top 50 U.S. banks with standout performance in people-first service and trusted financial advice. These rankings reflect what our clients already know, our people, our service, and our advice make the difference. This will not change. It will be a catalyst for future success.

Finally going to Slide 18, the collective commitment to creating an exceptional client experience has translated into industry-leading deposit growth over the past 5 years, outperforming our peers through economic cycles, including COVID-19, the regional bank liquidity crisis, and today’s uncertain policy environment. The pro forma company has demonstrated that a relationship-based approach consistently outpaces the industry in each of these periods.

Now allow me to turn it over to Jamie, who will provide some additional details regarding the financial assumptions and outcomes. Jamie?

Jamie Gregory

Thank you, Kevin. As Terry mentioned, and we believe this is a very compelling financial transaction, with the combination of Pinnacle and Synovus expected to be approximately 21% accretive to 2027 earnings per share. We estimate a reasonable tangible book earned back of just 2.6 years. Note that there are no revenue synergies built into our accretion assumptions, but we do believe that they exist in various areas and should materialize over time.

As Terry mentioned, Synovus shareholders will receive a fixed exchange ratio of 0.5237 shares of Pinnacle stock. This exchange ratio equates to an approximate 10% price premium to 5237 prior to this week’s market speculation. Following the close of the transaction, which is expected to occur in the first quarter of 2026, Pinnacle shareholders will own approximately 52% of the combined company, and Synovus shareholders will own approximately 48%.

Our one-time pre-tax merger costs are estimated to be $675 million, plus an additional $45 million of one-time large financial institution related expense. We have assumed $483 million or 1.1% gross credit mark on the $43 billion Synovus loan portfolio, which is consistent with the allowance for loan losses ratio at June 30, 2025, and very appropriate given the quality of this portfolio. Our modeling assumes the finalization of the FASB standard eliminating the CECL double count.

Our interest rate and fair value marks include a $1.8 billion cost of total pre-tax net asset marks in AOCI, which will be accreted back through income. Finally, there will be a core deposit intangible of 2.4% of Synovus’ quarter deposits, excluding jumbo CDs, as well as $197 million wealth intangible.

Turning to cost savings on Slide 20. This transaction’s no regrets cost savings are estimated to be $250 million, which is 9% of the two companies’ combined non-interest expense-base based on 2027 analyst consensus estimates. It is important to note that we remain very committed to maintaining large employee bases in Nashville, Columbus, and Atlanta, supporting the communities throughout our entire footprint.

I would now like to turn it over to Harold, Pinnacle’s Chief Financial Officer, to discuss how we approach diligence.

Harold Carpenter

Thanks, Jamie. Pinnacle and Synovus conducted a very comprehensive, reciprocal due diligence process that covered all the major functional areas of both institutions. This work includes a thorough review of each company’s loan portfolio, credit underwriting and risk management practices, as well as technology, operations, and compliance. The diligence process not only aims at understanding where the various integration risks exist, but also initiates conversations about how to overcome those risks and create an even stronger firm capable of producing top quartile results well into the future.

We’re all highly confident that we’ll be very successful in attaining the anticipated expense synergies while preserving our above-peer growth profile and creating a very powerful capital generation machine that will continue to support our growth.

And, now, I’ll turn it back to Jamie.

Jamie Gregory

Thank you, Harold. On the capital front, you can see on Slide 22 that we anticipate our common equity tier 1 ratio should approximate 9.8% at closing in the first quarter of 2026 with both companies suspending any share repurchase activity until the transaction is complete.

Our pro forma capital generation is strong and will support significant loan growth, a healthy dividend, and the ability to grow capital ratios over time. We expect to maintain a solid credit rating for the combined company given the health of our balance sheet, strong liquidity, and capital position and diversity of our business mix.

On Slide 23, you can see that our combined company should be the top quartile performing bank in its peer group, which includes the regional commercial banking focused institutions. Importantly, we have made several key decisions which position the company well to seamlessly integrate this merger, including executive and senior leadership, board composition, business model, compensation model, headquarters locations, technology stack and brand. We look forward to updating you on our progress as we bring these two high performing companies together to form a truly differentiated regional bank.

And, now, I will turn it back to Terry for some closing remarks.

Terry Turner

Okay. Thanks, Jamie. Wrapping things up, as you can see on Slide 24, both Pinnacle and Synovus are completely aligned on our vision for the future and are confident in our go forward strategy. With highly compatible leadership in corporate cultures, an economically vibrant footprint across the Southeast, a strong financial foundation with a diversified balance sheet, unique operating and compensation models, and energized associates that are committed to our clients and communities, we’re well positioned to be a market leader. In addition, as Jamie just noted, the companies are well positioned to move swiftly on integration planning and following the closed integration execution.

Finally, on Slide 25, all of this adds up to creating the highest performing Southeastern regional bank that’s founded on a winning culture, exceptional client service, and an efficient operating model that will achieve significant growth and generate substantial long-term value for all our stakeholders.

With that, I’ll now turn it back over to the operator for questions.

Operator

Thank you. The floor is now open for questions from analysts only. [Operator Instructions] The first question comes from Catherine Mealor with KBW. Please proceed.

Q: Thanks. Good evening and congratulations.

Terry Turner

Thanks, Catherine.

Q: I want to see if we could start just on kind of the compensation model at Pinnacle, is a very different compensation model versus really anybody. And I’m curious just how that’s going to look. I know it sounds like you’re taking on the operating model of Pinnacle. And so curious, how that’s going to look. And then also kind of connected to that, how that looks for expense growth. Pinnacle, I mean, is used to growing you at a 12% to 15% pay. Synovus is a 2% to 4% pay. So it’s just a very different kind of expense mindset. And so just curious how you think as a combined company that looks. Thank you.

Kevin Blair

Good, Catherine. Yeah, thank you for the question. This is Kevin. When we spent time with Terry and his team talking about the incentive plan structure, what’s very clear is that they do reward team members based on team performance, they are all rewarded on the success that the company has. And, I think, we all can agree we would love for people to work in a truly collaborative way to ensure that not only does that person succeed, but the company succeeds. And we adopt that principle. And we want to make sure that we continue to reward our team members for how well the company does.

But the misnomer with the Pinnacle model is that there’s not differentiated performance. When you have performance, people that work and perform at a higher level, you are getting paid for your performance. And so, there is still a meritocracy. So, as we roll this out across our franchise, and more importantly, every team member or every associate at Pinnacle receives equity and is involved with the incentive plan, we look forward to expanding that across our team member base.

But it is very important for us to ensure that we have the same teamwork, the same partnerships across organizations as Terry shared with me, people stop caring about where it’s booked and they care more about the company winning. And I like that approach. We have many areas within Synovus today that are based on team awards, so it is not that big a difference.

As it relates to the expense, I don’t know that it’s going to be a dramatic shift, but it’s going to be a natural progression. As you know, this year in 2025, we said that we were going to begin to lean in to hiring more FTEs. And we committed over the next 3 years to increase the number of commercial bankers by as much as 30%. And so with this model, and with some of the cost synergies that we’ll be able to achieve, it will allow us to lean in and add those bankers even faster.

One of the important things with the announcement is having Rob McCabe oversee our banking units. And we want to sit down and understand what is that secret sauce that Pinnacle has been able to deliver in terms of bringing on these new FTEs. So, I think, it’s going to be a natural progression. It’s not an inflection point. You’ll see the expenses begin to ramp up. They’re included in the deal modeling. And, I think, it’s going to be something that we can transition to very easily.

Terry Turner

Hi, Catherine. If I could jump on and add to that, I think you know and understand this, you’ve had to endure a lot of our quarterly earnings calls, where I have to explain how the incentive plan works and all that sort of thing. But the thing is really important is that incentive plan is paid for by the revenue. And so, it’s a variable expense if we don’t produce the revenue then we don’t pay the incentives. And so, I think that’s just a really important idea, all both the growth in revenue and the growth in expenses built into the model would still suggest we’re going to grow revenue and EPS faster than peers are able to do it. So, again, I think that comp model is what lets us get that done.

Q: Okay. Great. And then a follow-up for that can you talk a little bit about the retention that you’ve organized under the deal. I’m assuming if it’s structured for both companies given this is an MOE?

Kevin Blair

Catherine, what was that question? What is the retention structure?

Q: Yes. Just going to talk about that how deep the retention goes.

Kevin Blair

We haven’t identified exactly who all is a part of the retention program, but we have allocated a significant amount of the one-time calls towards retention going down fairly deep in the organization. I think when we listen to Terry and Harold walk through what happened with BNC, we want a similar thing years, we want people to be locked in and excited for what’s in front of us and get through any sort of turbulence as you go through the transition. But we’re excited about it. We think that we have significant amount of dollars in there for retention that will help bridge the gap for the team to get through any noise with the integration.

Terry Turner

Catherine, I think you remember on BNC, the stated objective was to not lose any market leader to not lose any revenue producers and we pretty well got that done. Our structure was aimed at doing something in some form of retention, stick pay, other things to make sure people would give us what we set out to do is create a 2-year window where if we felt like people could get a 2-year window they would love our company. And so, we made it through that without losing people but that was an important part of how we got it done.

Q: Great. That makes sense. Okay. Great. Thank you.

Operator

The next question comes from Stephen Scouten with Piper Sandler. Please proceed.

Q: Yeah. Congratulations, guys. You guys kept us on our toes in the last couple of days. It’s been fun. Maybe going a little deeper into that line of questioning around retention a little bit, I mean, Terry, the culture that you guys have created is obviously very unique and you’ve basically been taking talent from larger banks for 25 years now. And so, when you were thinking about this as an MOE and the cultures and how to be successful versus maybe even a deal we saw in the last 5 years here in the Southeast that that you took some talent from. How did you really think about making sure you weren’t just becoming a larger bank that maybe some of your people were trying to depart from previously?

Terry Turner

Yeah, I think two or three things have been really important to me in working down through this. And I think the first is, man, I hate to keep saying it. I don’t mean to sound trite, but Kevin and I spent a lot of time talking about this transaction. And one of the things I have said about Kevin is he’s a courageous decision-maker. I mean, not everybody would be willing to say, okay, I’m going to move to rapid recruitment and hiring model. I’m going to change a compensation plan to something that’s different than probably what every other large bank in the country does and so forth.

And so, just in the time we spent together, I think Kevin and I reached agreement, man, this is the right thing. We can take this company, put it on it. And the whole goal is to continue this rapid growth, rapid revenue growth model in a bigger company, which I think is distinctive. I don’t think anybody else can do that. So just minding Kevin’s discussions was probably the most important element.

I think another thing that’s important, as you alluded to, but we’ve hired lots of bankers from lots of banks. We haven’t hired so many from Synovus, but we have hired a few from Synovus, and they fit into our system great. We don’t have any issues they adopt. They like what they do. We’ve got some that are carrying the flag in a pretty big way for us. They came from the Synovus organization. So that just inspires confidence in me. This is not like all that hard here. So I don’t know, Kevin, would you?

Kevin Blair

Yeah, totally agree, Terry. I’ve always said, Steve, that we’re more similar than we are dissimilar. What we’ve shared in the past is we’ve thought about the difference in the growth rate. Synovus has been spending a lot of money on specialty bankers. And we’ve been able to offset that by downsizing some of our other areas in our community bank, because over time, the gearing ratios there needs to be lowered.

So to Terry’s point, as we’ve leaned in, as I said to Catherine earlier, we’re also taking a lot of talent from the larger institutions. And what attracts those bankers are the same thing that we put in the slide deck. They want a place where they don’t have all the red tape and bureaucracy. They want a place that has the capabilities and functionalities to fully serve their clients. And they want a place that they can be successful, and they can do it in a way which they are rewarded. And I think in many ways, [it’s been in] [ph] different ways. And so, I think it’s going to be a change. In many ways, I think we can complement one another.

And in the geography model, there’s very little overlap, as we talked about earlier. So, in many ways that it will be just adding new markets to both sides of the equation and allowing us to continue to add new bankers and giving us the opportunity to add density in some of the markets that we haven’t in the past.

Q: Got it. Really helpful. And just kind of thinking about maybe the regulatory process, and maybe even the accounting components with CECL double count, I mean, does the elimination of that CECL double count make the deal kind of more mathematically viable at announcement, did it kind of help this get across the finish line? And do you have any visibility into whether that Cat 4 limit gets raised, and is that any part of the thought process? Or is it, hey, we assume at this point we’re going to be a Category 4 bank, and we’re going to operate in that way?

Jamie Gregory

First, I’ll just start with CECL. That did not drive anything, the double count. It’s about 20 basis points to capital, if you wanted to put that into your model. But, as we look at Cat 4 readiness, LFI readiness, we are expecting, it’s our base case that it is as is. So in our model, we have not assumed any sort of tailoring or anything progressing along those lines. Now, if that happens, that would be fantastic. But in our modeling, the cost assumptions, the debt assumptions, all of that includes LFI as we know it today.

Q: Got it. Great, thanks.

Terry Turner

I might just jump on there, if I could, let me just make a comment. Two or three things were important to me as it relates to the LFI, and that is that Synovus has a number of people who have operated those models, and in fact, who have built those models, and they’ve spent, at least compared to what we’ve spent an enormous amount of money to get ready to do the data warehouses to develop all the elements.

And so, I think to Jamie’s point, I wouldn’t go into this transaction if I weren’t confident that we can manage to the LFI standard. I’m like you, I’m optimistic we’re going to get relief, and that’ll be a plus to us if and when that happens. But, again, I’m confident we’ll be able to stand to the LFI test.

Q: Yeah. No, that’s great. I hope we do get the relief, but we shall see. Thanks, guys. Appreciate the color.

Operator

Up next is Ben Gerlinger with Citi. Please proceed.

Q: Good afternoon, gentlemen. Congrats.

Terry Turner

Thank you.

Kevin Blair

Hi, Ben.

Q: I know previously Pinnacle has been, not necessarily pencils down on CREs [ph] in construction, but it’s since kind of alleviated that you’re open for business across the board. With the pro forma capital at close under 10 on CET1, do you guys need to tap the brakes at all a little bit on the lending over the next three or four quarters? So just because it is a little bit thin on that respect, I guess that the ROTCE is going to backfill it pretty quickly, but it is a thin CET1 at close.

Jamie Gregory

Ben, this is Jamie. Look, what I’ll say is if you look at Slide 22, the earnings generations of this firm, will be very strong. When you think about the power of the capital generation, it will allow us to do a few things. First, we’ll pay a healthy dividend to our clients for targeting 20% of earnings, but then it’ll allow us to grow at a significant pace and accrete capital. If we choose to accrete capital, build capital ratios, we can do that along with growth.

I mean, on Slide 22, you can see that at the end of 2027, if we don’t buy any shares, we’re at 11.1% CET1, and that’s with almost $2 billion of excess capital over the peer medium, and you include AOCI. In that number, you can see that there’s significant amount of risk weighted asset growth. And so, we believe that the earnings power of this firm, especially with the growth in NII, as you basically mark our book, is powerful. It won’t slow us down.

I mean, Harold and team have done some great work here recently with the CRE portfolio and managing that. Well, we have a lot of ways to manage our portfolio and manage our exposures, but we’re extremely confident in our ability to lean into growth into the future and build capital at the same time.

Q: I appreciate that. If I could do one more, I know you guys have talked through all of the core loans and deposits, and you don’t have a lot of synergy, or you don’t have any synergy on the fee-income perspective. Is there anything that one bank does or the other doesn’t that you think is entirely complimentary, and then kind of dovetailing off of that? Is there any divisions whether it be an investment bank or something along those lines that could be seen in the fairly near future?

Harold Carpenter

Well, Ben, there are a lot of things that each organization bring to the table that are distinctive, and you can go down the list of specialty areas. Terry and his team have a list of specialty banking areas that Synovus doesn’t have conversely. Synovus has similar specialty areas. I love when I point out that Synovus has a family office that has been very successful at focusing on families, multi-generational families to manage their wealth. That’s something that I would love to introduce across the footprint.

When I look at Terry’s franchise, I think their medical – I’m sorry, their medical, their music and sports entertainment business is something that we would love to be able to take advantage of. We are in markets that have those business opportunities and haven’t had the capabilities. And so, when you go down the list, there are deposit specialties on their side that we don’t have. We have some deposit specialties that Pinnacle doesn’t have. So there are a lot.

And when you add it all up, we think it could be very meaningful. But as Jamie mentioned, it’s not something that we built into the financial equation, but we do believe that we’ll be able to generate new sources of revenue on both sides.

Q: Understood. Thank you, guys.

Operator

Your next question comes from Manan Gosalia with Morgan Stanley. Please proceed.

Q: Hi, good afternoon. I wanted to follow-up on the prior question on the regulatory side. As we think about the efficiency ratio, the 47% efficiency ratio, that number would be well below peers of that higher size. Can you talk about what gives you the confidence that you can get there? And if the LFI rules don’t change, how quickly do you need to prepare to become a Category 4 bank?

Jamie Gregory

So Manan, what makes us feel really good? Terry starts off by saying, no regrets, expense saves, and we believe in that. What we have in this model is, we think extremely reasonably, if you look at 9% of expenses in 2027 on the combined institution, we think that’s extremely reasonable. It’s approximately 5% of the workforce. So, when we look at where we are getting our cost savings that are going to drive us to that 47% efficiency ratio, we have a lot of confidence in our ability to achieve that and to not impact the growth.

And so, when you look at where those cuts are coming, that is not the front line. That is not the revenue producers. We are leaning in. All systems go there. But what we are able to do is we’re able to reduce some redundancies in the back office, in systems, in technology, in real estate. And so that’s where we expect to get the cost. And so that’s why we expect to be able to win on the growth side, but also be winning at the same time on efficiency ratio.

With regards to LFI, we think that we’ve put a very appropriate amount of expense in for that. We’ve actually had engaged support, starting in the first quarter of 2024 to look at LFI readiness, because we really wanted to make sure we had a plan specifically around the data requirements for LFI. And so, because that can be the longer pull in the temp as you go through that process. So, we’ve been working on that for a while. And because we’ve been working on it for a while, we have a pretty detailed roadmap with pretty detailed expense components leading us to success.

And when does that happen? If you think about things like resolution planning, that’ll be sooner rather than later. That’s a 2026. If you think about reports like 2052a and stress testing, we believe that’s 2027. So that’s generally how we’re thinking about it.

Kevin Blair

So I think, Jamie, I just add, what’s important to note. So, when you think about that efficiency ratio, when you look at the pro forma company, we also have the highest expense growth of any of the companies in the peer set. So, we’re maintaining the lowest efficiency ratio while also displaying the highest level of expense growth over those years, which supports what Jamie said about making sure that we continue to generate the revenue growth.

Q: That’s great. I appreciate all the color there. And can you talk a little bit about system integration overall, just how much work there is to do and how long that might take?

Kevin Blair

Look, we sent an announcement that it would hopefully close in first quarter, we expected to close in first quarter. And then the goal would be about 12 months to 14 months later, we would have our systems conversion. The idea now is to move over to the Synovus FIS core platform. We have our Head of Technology has done 14 of these conversions. So we told him this will be number 15. So, he’s very experienced. So, we’re prepared to be able to do that. And we’re already beginning the integration management office planning to ensure that we meet those timeframes.

Q: That’s great. Thank you.

Operator

The next question comes from Jared Shaw with Barclays Capital. Please proceed.

Q: Hey, everybody, congratulations again. I guess maybe first question, does this change the thoughts around BHG at all, having a bigger balance sheet, having a bigger earnings stream away from that? Does that allow you to either make that a bigger part of the business or take some of the pressure off of an ultimate exit there?

Harold Carpenter

Hey, Jared, this is Harold. Yeah, we’ve had a lot of conversations about BHG. I think we’re aligned on BHG. I think Synovus has been involved with Bankers Healthcare Group in the past. They’re very familiar with that firm. But I don’t think we’re going to change the strategy or the tactics around BHG about whether or not we need to invest more or sell more or whatever. We’re going to be watching BHG perform for the rest of the year. We think they’re having a great year and I think that’ll extend into 2026. That’s the liquidity events there.

We’ve always said we think there’s likely something going to happen in the next 2 to 3 years, maybe so, maybe not. But I think Kevin, Terry, myself, and Jamie, we’re all on the same page with respect to BHG and how it impacts the combined companies’ financials.

Q: Okay. All right. Thanks. And then just as a follow-up, in terms of the time between now and certainly closing, but maybe even that integration, or certainly between now and closing, do you think that Synovus’ expense base is going to have to ramp up to help bring some of those LFI investments forward before the $45 million you called out, or from a spending standpoint, we won’t necessarily see that in 2025?

Jamie Gregory

You should not expect to see it in 2025. Now, it doesn’t mean that there aren’t expenses that will come in that we were not forecasting our prior guidance, but there are also expenses that we will avoid in the second half of the year that should roughly offset any incremental expense.

Q: Okay. Thank you.

Operator

The next question comes from Bernard Von Gizycki with Deutsche Bank. Please proceed.

Q: Hey, guys. Good evening. Just wondering, in case I missed this, do you assume any loan or deposit runoffs with the combined company?

Jamie Gregory

No, we do not.

Q: And then with the combination, I know Synovus is slightly asset sensitive, has some positive fixed rate asset re-pricing benefits, but how do we think about the combined firm’s asset sensitivity if it’s expected to change?

Jamie Gregory

It’s really we expect the combined entity to be relatively neutral to the curve as well.

Q: Okay. Thanks for taking my question.

Operator

The next question comes from Timur Braziler with Wells Fargo. Please proceed.

Q: Hi, good afternoon.

Terry Turner

Hi.

Q: We’ve been getting a lot of inbounds around the deal, and then not all of them have been positive. I’m just wondering, just given the negative stock reaction over these last couple of days, what are people missing here and what’s the message that you can give the shareholders to get them comfortable?

Terry Turner

Yeah, Timur, I think, first of all, it’s what people are missing is the story. Nobody’s had a chance to hear the story. Nobody’s had a chance to see what the power of the combined organization is. And so for me, what I’m excited about is we combine these companies, we become the top quartile leader on revenue growth, on earnings growth, and we have number one profitability metrics in terms of both the ROAA and the ROTCE. That’s what I think people are missing.

I think this for even for our company as a smaller cap bank, we’ve always struggled to get people to understand the ability to run this model and have it produce compounding growth. That’s what we’ve done for 25 years. I know somebody saying, well, they can’t keep doing it. It’ll be a lot of large numbers. I think the first time I heard that was in 2001. We just hear that all the time, but these markets are so good. Our ability to hire people is so strong.

The competitive landscape is so perfect for us to take market share. I just think people don’t yet understand that a bank this size can produce that sort of growth. And as you know, I guess it was Buffett talked about the difference between an election machine and a voting machine and a weighing machine. And so maybe we’ve gotten a few votes here that aren’t good, but I’m confident the compounding impact will show up on the weighing machine. So that’s what I think people are missing, Timur.

Kevin Blair

See, I’ll add to Terry. I couldn’t agree with you more, Terry. I think people were trying to guess what was going to happen to Pinnacle and what was going to happen to Synovus. And maybe this is not what they expected, which is why they’re reacting. But to Terry’s point, what they haven’t reacted to at this point is the power of the combined franchise. And to your point, whether it’s compounding, tangible book value, earnings growth, when you look at those slides, it’s hard, you’ll be hard pressed to find two institutions that serve their clients better than our companies. And if you can take that and combine those forces and come out of the other side, it’s a multiplier effect.

And two, you look at that footprint, there’s not a better footprint in banking, if you ask me. So, I think, when we execute on this transaction, people are worried about what may happen. But when we execute on the transaction, people are going to see the power of these franchises.

Q: Okay. Thanks for that. And then maybe, Kevin, for you a follow-up. Synovus just recently started to transition to really playing offense. And, I think you can make the argument that those improvements in that transition hadn’t been fully reflected in the valuation. I guess just from Synovus’ standpoint, why choose to partner now versus maybe giving it a go for a little bit longer, improving the valuation and then ultimately choosing your face?

Kevin Blair

Timur, look, we looked at our organic growth strategy. And to your point, we’re very proud of the progress we’ve made, the trajectory we’re on. When I sit down with Terry and I look at the power of this franchise and how compelling it is, not just because we get to mark our balance sheet, not just because we’re moving to a geographic model. I look at what we’re going to do in terms of our differentiated model compared to all these other large institutions, it’s going to create a preeminent Southeastern franchise. And we can do it with more scale. We can do it with more density. It allows us to invest more, as you know, each quarter, each year when we sit down and do financial planning. It’s hard to make those tough decisions on where we’re going to spend money.

So by increasing our scale, it doubles our innovation budget. It doubles our ability to spend money on things that will drive revenue, like new team members, like new products, new solutions. And I look at a bank that we’ve often admired. We always look outside. We try to emulate those that are doing it well. So I hope, as we sit down with the Pinnacle team, that we’re able to learn a few new things. And it allows us to grow that book even faster. So to me, this is a slam dunk. And it is something that we feel is so much more compelling than continuing to grow our bank organically.

Q: Great. And then just the last one for me, if I can, I’m just wondering if the transaction triggered any change or control.

Terry Turner

Yes.

Q: Okay. Can you elaborate on that?

Terry Turner

All that’s in a merger agreement and would be filed and it’s all public information tomorrow.

Q: Okay. Great. Thank you.

Operator

The next question comes from Brett Rabatin with Hovde Group. Please proceed.

Q: Hey, good afternoon, guys. Thanks for taking my questions. Wanted to just to go back to kind of the pro forma in terms of running the company and I get a strong sense, Terry, that and from Kevin as well, that you’re going to export the culture of Pinnacle onto Synovus. And I think what some people might be nervous about is just what that might end up looking like in terms of some people maybe not being happy. And, I guess, the concern could be that you guys have been such a strong net in migration company of talent that this might actually provide the opportunity for other players to actually poach some of your talent. So, we’re just hoping for some color and how you think about all that.

Kevin Blair

Yeah, this is Kevin. Look, I think there’s a lot of misnomers when we talk about exporting, importing cultures. Look, both banks have unique cultures and neither side is trying to change each other’s culture. I think we’re way more aligned than you would believe. Because it all gets back to, as we said, client engagement or team member engagement plus client loyalty equals profitable growth. And so, our job in running the company in the pro forma is to make sure that we’re not out there moving people’s cheese. And, ultimately, that means letting people continue to do what they’re doing. Terry and I’ve had a lot of discussions. What he’s done very well is remove bureaucracy from bankers.

The last thing you’re going to see me do is come in and add a bunch of bureaucracy on our side. I think our team members will benefit by learning how we can remove more bureaucracy from there. Instead of worrying about people leaving and we’re going to have the retention programs and we’re going to make this an even better place to work, it’s going to be more so on trying to improve the daily product solutions capabilities people have. So when they wake up on the other side, we’re not changing anything. We’re making it a better place to work. So I am not as worried about that from changes we’re going to make. It is a highly competitive marketplace.

And what Terry has shared with me, they have very low turnover. I think when you look at the Synovus data, it would suggest we also have very low turnover and that’s a function of so many things and we’re going to maintain those things. And we’ve built into the plan here, the best of the best of both companies. We’re going to go to the highest 401(k) match. We’re going to go to the best benefits from both sides. So I think a lot of these mergers, you come together and you try to cut costs and you do things that impact the associates or team members were very clear here that the goal here is to retain every banker, every revenue producer, and to find a way to make their environment not only the same, but to make it better on both sides.

Terry Turner

I might add to that, Brett, I think it is important to know that the model has produced 95% associate retention rate over 25 years. And so, it’s not like this is some having your teeth extracted, I mean, it’s a good thing that people enjoy and stay with. And so, I think our belief is broadly that the whole of the company will enjoy how the business is run and so forth.

I think the thing that’s most important is because it is a true thing, just what form you have to fill out, who you send it to, all those kinds of things have to get worked out and those are changes. And so, the change management approach here is to take literally every change that’s going to impact a revenue producer and Kevin Blair is going to have to say that’s okay before we make those changes. And so that’s about the most thoughtful approach to change management that I’ve ever seen.

Q: Okay. That’s already helpful. And then the other question I had was, this is obviously a deal that’s really nicely accretive in 2027 with the way the math works out. Obviously, the first half of 2026 is going to be fairly noisy, but I was hoping you guys might be able to give kind of a back half of 2026 outlook, maybe what you think those numbers might look like relative to current expectations.

Jamie Gregory

Are you asking in margin terms? Is that kind of the line of question?

Q: Yeah, just with the accounting and the margin would help, but just what you guys are thinking overall from an EPS perspective in the back half of 2026?

Jamie Gregory

Yeah, I mean, it’s hard because here are a few things on that, we have the synergies, we have those coming in 50% year one, 75% year two, and then 100% by year three. So that’s just going to come in over time. You will get the boost on NII, coming out of the gates because of the rate marks. And so, you’ll see that revenue tailwind, but you’re not in the second half of 2026 if you assume a Q1 close, you’ll still be kind of coming through the synergies at that pace I just described.

I will go back to the margin a little bit, because I think it’s a pretty important piece of this. When you think about the margin of the combined institutions like if you bring these institutions together and you reset rates to market, which obviously happens at close on the Synovus side. You would get to in a margin that’s in the ballpark of a 3.60 margin.

Now, things will have to happen on the balance sheet as we become a cap for bank, we have to grow the securities portfolio, we might have to rebalance some assets and securities. So there’s some things that will come off of that 3.60 and might drop it back down to say a 3.50 area. But that’s how you should think about the margin is we have a lot of pent up value in NII. But as we remark the Synovus book, as the Pinnacle book creeps up, you’re going to see a nice reset in the margin. But there will be some headwinds there when you bring into account the LFI considerations.

Q: Yeah, that’s perfect. Thanks so much, Jamie. Congrats.

Jamie Gregory

Yeah.

Operator

Your next question comes from Jon Arfstrom with RBC Capital Markets. Please proceed.

Q: Hey, thanks. Good evening. Congratulations.

Terry Turner

Thanks, Jon.

Q: Terry, a couple questions for you. In your prepared remarks, you mentioned that you’ll make the tough decisions and make this merger a success. And when you looked at the reasons why some mergers don’t work, especially mergers of similar size banks, what did you find? And what are you making sure that you avoid when you go through this process?

Terry Turner

So, I think the most important thing is to agree on what is the go to market strategy? How are we going to do this? What’s the competitive differentiation? What’s the brand going to be? All those sorts of things. And you, like I have seen lots of deals come to market. And, you can take a J.P. Morgan example, man, they knew what they were doing. They specified who the leader was. They marched down through a plan that was determined on the front end. It was an extraordinary outcome. There are others where we’re not sure, we’re going to go to the left a while, go to the right a while, things like that.

And so, again, it is picking and making these choices. When you look at deals like this, so many of them get hung up on, all right, what’s the brand going to be? Where’s the headquarters going to be? Who’s going to be the CEO? All these, why are we going to pay people? How are we going to retain people? All that stuff. We’ve been through every one of those decisions, and have declared exactly what it is.

And so, again, we still have tons of work to do underneath that to change systems and align policies and all those sorts of things. But all these cultural things that people stumble over have been decided. They’re clear. There’s no debate and complete alignment. So that’s, I think, the key.

Q: Okay, I agree. I think that’s critical. And then one more for you. As the Chairman, what are the most important financial metrics that you will be watching and holding, Kevin and Jamie and others accountable to? What’s kind of the North Star of the top two or three things that you’ll be watching from a financial point of view? Thank you.

Terry Turner

Yeah. I think the whole game here, our whole major success, again, back to alignment is total shareholder return. That’s what we’re trying to produce. And our belief is that we do that with outsized revenue growth, outsized EPS growth, and outsized tangible book value accretion. And so, those are the fundamental things.

There’s a thousand metrics that we’ll study. There’s a thousand metrics we care about. We’ll be pushing and shoving on all of them, but those are the real tell of the tale.

Q: Yeah. Okay. Thank you very much.

Operator

Up next, we have Casey Haire with Autonomous Research. Please proceed.

Q: Great. Thanks, guys, and congrats. So, Terry, a question for you. I know you’re excited and I can understand that, but the market doesn’t share your excitement about MOE deals, and we can see that in the price action this week. So just the question is, did you even consider or pursue a sale outright to a larger bank, and why was an MOE the ultimate solution here?

Terry Turner

Yeah, the reason to do this deal right here is because there’s not a better combination. I’ll just direct you back to the slides, Casey. I mean, you tell me, who is it that’s going to grow revenue at the pace we’re going to grow it at? Who’s going to grow EPS at the pace we’re going to grow it at? Who’s going to produce a better ROTCE than we’re going to produce? I mean, there are not Category 4 banks that perform at the level this company’s going to perform at.

And so in my judgment, Warren Buffett had it right. We got a few people voting. We got a few people speculating. But what we’re going to have is a weighing machine here. And when we compound at the rate we’re going to compound, it will produce long-term value. I don’t mind to say to you, Casey, I’ve had people for 25 years say, man, this growth thing, your expense growth is too high. It’s too high, man, it won’t work. It does work. It produces compound revenue growth, EPS growth, and tangible book value growth, and those translate into a share price as they compound. So anyway, that’s the reason to do this deal.

Q: Okay. Fair enough. And then question on capital. So the pro forma, 9.8%, and I know it rebuilds nicely on Slide 22, but, I mean, the Pinnacle side, you guys intend to run higher just to make your borrowers and your clients feel better. What gives you comfort to that you can, I mean, I guess it’s just the speed to rebuild to that level, or is there any consideration to speed that up with a capital raise?

Jamie Gregory

When we look at the capital ratios, first, what we are most focused on is CET1, including AOCI, and we’re right at the peer medium when you look at Cat 4 banks. And so, we feel that that’s very appropriate. Now, what we’ll have to do is look at how that progresses over time, how that sensitivity to interest rates. But when you look at the earnings, Terry just said it, like the compounding growth of this bank, growing earnings each quarter, that gives us a lot of flexibility in capital.

And so, when we look forward, post-close, we believe that that capital generation will be really strong and will position us well. Would I expect to increase from the closing ratios? Sure, I would. I would expect to increase for a period of time. But we’ll see how that plays out. We’ll see what the environment is. We’ll see what the regulatory environment is. We’ll see what peers are doing. All of that will play into our decision as we think about how do we manage capital ratios. But what I would just say is we feel comfortable about them. We feel that the earnings accretion and the power of the earnings stream will allow us to have a lot of flexibility in how we deploy capital beyond the close.

Operator

Okay. Our next question comes from Nick Holowko with UBS. Please proceed.

Q: Hi, thanks for taking my question. Congrats on the deal to all of you. Maybe, could you touch on how the capabilities of the combined bank and having a bigger balance sheet might allow for more opportunities from your current revenue producers and potentially even the bankers that you’re hoping to attract to the franchise in the future?

Kevin Blair

Well, look, I’ll start with just the simple answers, hold limits. When you have the ability to have a bigger balance sheet, you can hold more credit on your balance sheet. We still both have capabilities to be able to syndicate those loans, but it allows you to do more business with your existing clients first and foremost.

Second, we’re both more commercially focused and the thing that we know that we can generate increased wallet share is through additional cash management treasury solutions, whether that’s on the payment side, through cards and payment portals, or whether it’s just through fraud protection or other receivables and payment vehicles. We are investing a lot of money in improving not only the functionality, but the capabilities that we offer those clients. And so that not only allows us to provide those solutions, it allows us to deepen the wallet share of existing clients.

Things like capital markets. Both teams have different capital market platforms, whether it’s advisory on the Pinnacle side, on our side debt capital markets. When you start adding up all the capabilities and you look at the franchise and the new clients that we can prospect within the capability front, it’s going to add a tremendous amount of revenue as we talked about earlier with synergies, although we’ve not put any of that in the model.

Q: Thank you for that. And then you noted both banks being commercially focused and, obviously, you both have fairly strong growth stories on the commercial side of things. And, now, you’re expanding your reach across some of the most attractive geographies in the country. Do you have any thoughts on how the deal might change either your appetite or the opportunity set on the consumer side of the loan book? Thank you.

Kevin Blair

On the loan book, I would say that I don’t believe that we have the right to win in consumer lending outside of those core products like mortgage, home equity, and some consumer credit card. You look at the data, it would suggest that the large banks are taking share in consumer lending along with fintech. So, we’re going to continue to provide those consumer solutions that support our clients, but you won’t see us doing outsized investments in consumer lending nationally.

Q: Thank you.

Operator

The next question comes from Christopher Marinac with Janney Montgomery Scott. Please proceed.

Q: Hey, good evening. Just a quick one, Kevin, on the capital markets business that you’re building. Can this help you recruit additional talent down the road and give them additional opportunity for revenue that they otherwise would not have had at their bank?

Kevin Blair

Yeah, simple answer is yes, Chris. I mean, you look at some of the talent that Terry and his team have attracted to be able to take some of the product capabilities that we’re investing in and be able to turn those guys loose on that opportunity. It’s going to be very attractive for them across the footprint, also some of the specialty businesses that Terry and his team have also created. So, yes, the simple answer is absolutely. And you should know, even in our verticals, we focus primarily on financial institutions, tech media, communications, and healthcare.

We’ve talked about expanding that into new verticals, I know Terry has some. We’ll sit down and look at what the marketplace is giving us, and it potentially gives us the opportunity to expand those verticals as well.

Q: Great. Look forward to the next chapter for you both. Congratulations. Thanks.

Terry Turner

Thank you so much, Chris.

Operator

The next question comes from John Pancari with Evercore. Please proceed.

Q: Good evening. Congrats on the deal. Just one question for me. Most of my questions have been asked and answered. But is there a deal break-up fee on this transaction, and can you quantify?

Jamie Gregory

Yes. John, there is a break-up fee of $425 million.

Q: Okay. All right. Thanks, Jamie. And then one other follow-up. What portion of the loan book, particularly the commercial real estate book, was reviewed as part of the due diligence on this transaction? Can you just give us a little bit of color there? Thanks.

Harold Carpenter

John, this is Harold. On the Pinnacle side, I think we got about 5% of the commercial real estate book reviewed. Didn’t see anything. We didn’t expect to see anything there, but we got about 5%.

Terry Turner

It’s a similar amount on our side, John.

Q: Got it. All right. Thanks, guys. All right. Thank you.

Operator

And our next question comes from Michael Rose with Raymond James. Please proceed.

Q: Hey, good afternoon, everyone. Just one quick one for me. Just as I look at the branch overlap, there’s not a ton. Pinnacle, you guys have entered into some new markets here recently, including Atlanta. What sort of investment do you think, as we look at kind of the gross expense savings, like is there a net amount that you would target to, meaning that you’re going to have to take some of the savings and reinvest it to continue to grow the franchise or expand the footprint? Just looking for some color there. Thanks.

Kevin Blair

Yeah, Michael, we have about 23 branches, I think, within a 2-mile radius. So it’s not a lot of overlap at all. I think we put a handful of branch savings in here just based on geographic location, but it’s an immaterial amount to the overall cost savings.

Q: And then investment in any of the newer markets that Pinnacle has entered into?

Terry Turner

Yeah, I think I would have an expectation. We would be reinvesting. Michael, I think the franchise pretty well. We run more of a branch light sort of strategy, you got to have reasonable distribution. And, I think, I’m telling you right, Harold, are you correct me, I think we had added 13 locations in the last 24 months.

Harold Carpenter

So there’s 11, 13 something like that.

Terry Turner

So that sort of pace, I think, is a sustainable pace for us.

Q: All right. Thanks, guys.

Kevin Blair

Thank you, Michael.

Operator

Thank you, ladies and gentlemen. This does conclude today’s conference call and you may disconnect your lines at this time. Thank you for participation.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@synovus.com (706) 641-6500	investor.relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.